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BONTAN CORPORATION INC.

NEWS RELEASE:

BONTAN CORPORATION INC. RAISING UP TO US$2.1M IN PRIVATE PLACEMENT

TORONTO, ON – February 24, 2006:  Bontan Corporation Inc. (OTCBB: BNTNF) announces that it has reached an agreement with certain arms-length accredited investors for a private placement of up to 8.5 million (eight million five hundred thousand) Units at US$0.25 per Unit for a gross proceeds of approximately US$2.1 million. Each Unit includes one common share and one common share purchase warrant. Each warrant entitles its holder to acquire one common share of the company at a price of US$0.35 within twenty-four months of the date of issuance of the Unit.

The Private Placement is expected to close earlier of the date on which all the proposed Units are fully subscribed and paid for or March 31, 2006. The proceeds will be used for working capital and for the acquisition and financing of natural resource projects.

Mr. Kam Shah, CEO, commented, “Although we have over $3M in cash and marketable securities, we believe it is prudent to raise additional capital to allow the Company to participate in further natural resource projects.  Upon completion of the placement, the Company will have over $5M and be in a strong position to grow.”

For further information, please contact Kam Shah, CEO and CFO, at 416-929-1806.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”).  In particular, when used in the preceding discussion, the words “plans”, “confident that”, “believe”, “expect”, or “intend to”, and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act.  Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.